Exhibit  23.1

Consent of Independent Registered Public Accounting Firm

The Plan Administrator:
Valley National Bank Savings and Investment Plan
We consent to the incorporation by reference in registration statements No. 333-77673 and No. 333-36667 on Form S-8 of Valley National Bancorp of our report dated June 29, 2015, with respect to the statements of net assets available for benefits of the Valley National Bank Savings and Investment Plan as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014 and Schedule H, line 4i - Schedule of Reportable Transactions - Year Ended December 31. 2014, which report appears in the December 31, 2014 Annual Report on Form 11-K of the Valley National Bank Savings and Investment Plan.

/s/ KPMG

New York, New York
June 29, 2015